January 21, 2020

William Coote
Vice President, Treasurer
TARO PHARMACEUTICAL INDUSTRIES LTD
3 Skyline Drive
Hawthorne, New York 10532

       Re: TARO PHARMACEUTICAL INDUSTRIES LTD
           Form 20-F for Fiscal Year Ended March 31, 2019
           Filed June 20, 2019
           File No. 001-35463

Dear Mr. Coote:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 20-F for Fiscal Year Ended March 31, 2019

Note 2: - Significant Accounting Policies
b. Financial statements in U.S. dollars, page F-12

1. We note that effective April 1, 2019, you changed the functional currency for Taro
       Canada from the Canadian dollar to the U.S. dollar. Please (i) identify the significant changes in economic facts and circumstances that indicated this functional currency had changed in accordance with ASC 830-10-45-7, and (ii) identify the economic facts and circumstances that remained constant since your initial determination of this functional currency. Your response should analyze all relevant factors consistent with the guidance in ASC 830-10-55-5. Finally, consider the need to disclose the nature and timing of this change, the actual and reasonably likely effects of this change, and economic facts and circumstances that led management to conclude that this change was appropriate. The material effects of those underlying economic facts and circumstances on your business should also be discussed in MD&A.
 William Coote
TARO PHARMACEUTICAL INDUSTRIES LTD
January 21, 2020
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or Jeanne Baker,
Staff Accountant, at (202) 551-3691 with any questions.



FirstName LastNameWilliam Coote          Sincerely,
Comapany NameTARO PHARMACEUTICAL INDUSTRIES LTD
                                         Division of Corporation Finance
January 21, 2020 Page 2                  Office of Life Sciences
FirstName LastName